Contact

www.linkedin.com/in/iitmkumar (LinkedIn)
doorbox.ai (Company)

Top Skills

Oracle E-Business Suite
Oracle
PL/SQL

Languages

English (Full Professional)
Tamil (Full Professional)

Certifications

Cloudera Certified Developer for Apache Hadoop
Cloudera Certified Specialist in Apache HBase (CCSHB)
Project Management Professional
Six Sigma Green Belt

Patents

Secure and Portable Appatus for Accepting Parcels and Deliveries
Software Algorithm, Method and Procedure With Graphical User Toolsets For Rapid Migration of Data From Relational Data Sources Into YARN and Big Data Platform
Secure and Portable Appatus for Accepting Parcels and Deliveries
Motion and Rotation Integrated Camera Apparatus and System For Enhanced Surveillance and Effectiveness

Kumar Sundaresan

President & CEO, Inventor, Investor and Technologist
San Francisco Bay Area

Summary

The inventor of The "Smart DoorBox", with 12 granted utility patents, of which 3 are in the United States, and 9 are International. The "Smart DoorBox", with its AI-engine, and facial and image recognition software, will do all kinds of "Magic" at everyone's front-porch, and take care of all mundane things that every household and business premises have to deal with such as 1) Receiving and Sending packages securely 2) Alerting on Mobile phone when there is any motion at the front door 3) Turning on Lights in the night when there is unusual movements, and much much more. The IOT-powered DoorBox will open and close automatically, and is ready to unleash the power of latest technologies at everyone's porch. It is my dream to have 1 out of every 3 internet-connected houses in the World to have a DoorBox in front of them. Let us go!!!!

Experience

DoorBox Corporation
President & CEO
September 2017 - Present (4 years 11 months)
San Jose, California, United States

AppsTelligent Corporation
President & CEO
October 2004 - September 2017 (13 years)
San Jose, California, United States

A software technology guru who architected and implemented many technology projects at companies such as Google, Linkedin, PWC, AT&T, Verifone, Overstock.com and numerous others. Performance tuning guru who can tune a software to run more than 500 times faster than before.

GKB Consulting, Inc.
President & CEO
2002 - 2005 (3 years)

Offered consulting services associated with Oracle E-Business Suite product. This is commonly referred as Oracle ERP and involves many modules that are called Oracle Applications, Oracle Financials, Oracle Manufacturing, Oracle Supply-Chain. Also, offered services in Oracle Portal, Oracle Warehouse Builder (Oracle's ETL tool) and numerous other Oracle Products.

Biztelligent, Inc.
Cofounder & CEO
2002 - 2004 (2 years)

Along with my partners, offered Business Intelligence Services to many clients.

Makeweb4u.com
Founder & President
1999 - 2002 (3 years)

During the dot.com boom, everyone wanted a website or an E-commerce site and wanted to do business online. Saw it as a good business opportunity and wanted to be part of that growth. Created thousands of websites and E-commerce sites to many businesses in the USA. Enjoyed the dot.com boom thoroughly. Experienced first-hand what a dot.com bust really mean when some of the largest businesses to whom we provided services did not pay and closed shop abruptly. Learned a lot of lessons, including what an unsecured creditor meant. Decided to be careful ever since, and chose to be conservative while taking on potential opportunities.

GKSoft Corporation
Founder & President
1995 - 2002 (7 years)

Provided Consulting Services in Oracle E-Business Suite. Oracle E-Business Suite is often referred as Oracle ERP and consists of several modules that caters to Oracle Financials, Oracle Supply-Chain and Oracle Manufacturing needs of many mid-to-large enterprises.

Education

University of Southern California
M.S. · (1988 - 1990)

Indian Institute of Technology, Madras
B.Tech · (1984 - 1988)